Exhibit 1.01

RESHAPE LIFESCIENCES INC.

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2017

Introduction

The following report is the Conflict Minerals Report for ReShape Lifesciences Inc. (the “Company”) for the year ended December 31, 2017. This report is being filed as an exhibit to the Company’s specialized report on Form SD (“Form SD”) and is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”), which was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals originating in the Democratic Republic of the Congo or an “adjoining country” (within the meaning of Item 1.01(d)(1) of Form SD) (the “DRC Region”), as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Conflict Minerals Rule imposes certain reporting and other obligations on SEC registrants who manufacture or contract to manufacture products that contain certain “conflict minerals,” which, for purposes of the rule and this report, mean columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tantalum, tin and tungsten, and which conflict minerals are necessary for the functionality or production of the products.

This report is not audited and is not subject to an independent private sector audit.

Company Overview

The Company is focused on the design, development and commercialization of transformative technology to treat obesity and metabolic diseases.

Unless the context requires otherwise, in this report, the terms the “Company,” “we,” “us,” “our” and similar references refer to ReShape Lifesciences Inc. and its consolidated wholly-owned subsidiaries.

Product Description

Our ReShape vBloc device uses neuroblocking technology to treat obesity and contains certain conflict minerals. In accordance with the Conflict Mineral Rule, this report does not include an analysis of our ReShape Vest and ReShape Balloon products, which we acquired in May 2017 and October 2017, respectively.

Supplier Identification, Communication and Engagement

Because our direct suppliers are, like us, often removed from suppliers who are sourcing the conflict minerals from smelters and refiners, we must rely upon responses from our suppliers for information about the source of conflict minerals contained in our products.  We have certain suppliers who are also suppliers to other public company medical device companies and thus are familiar with the Conflict Minerals Rule requirements and obligations of SEC registrants, like us. We also have long-term relationships with several of our suppliers, which we believe have been and will continue to be helpful in connection with our Conflict Minerals Rule compliance efforts.

As of the date of this report, we have not received information from all of our direct suppliers regarding the source of conflict minerals contained in our products. We intend to follow up further with suppliers for which we have not received a response or for which we have received an inadequate response. We intend to continue our due diligence efforts with our suppliers to determine the facilities used to process the necessary conflict minerals in our products and the country of origin of such conflict minerals.

“DRC Conflict Undeterminable” Conclusion

We have concluded that the ReShape vBloc product described above that contains conflict minerals necessary for the functionality or production of the product is “DRC conflict undeterminable.”  We have been unable to determine the origin of all of the conflict minerals necessary for the functionality or production of all of such product.

As of the date of this report, we do not know the facilities used to process the conflict minerals in our ReShape vBloc product nor the country of origin of all such conflict minerals. As a company in the medical device industry, we are several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals and make no purchases in the DRC Region. Due to the complexity of this product and its respective supply chain, we believe it will take additional time for our suppliers to verify the origin of the necessary conflict minerals. We intend to continue our due diligence on the source and custody of the conflict minerals necessary for the product’s functionality or production.

Due Diligence Framework and Process

The Company’s due diligence process and efforts on the source and chain of custody of the conflict minerals in its products includes:

•                  identification of which our products may be implicated by the Conflict Minerals Rule;

•                  communication to, and engagement of, our suppliers;

•                  analysis of information received from our suppliers; and

•                  establishment and implementation of documentation and retention systems.

The Company has identified an internal management team to coordinate compliance with the Conflict Minerals Rule and reasonable country of origin inquiry. The internal management team has been educated on the Conflict Minerals Rule and the 2nd edition of The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements for gold and tin, tantalum and tungsten (OECD Guidance). In addition, outside advisors have been consulted at various times to provide assistance in determining Conflict Minerals Rule’s scope, supplier outreach, reviewing supplier responses and preparing the Form SD and this report.

The Company has filed this Conflict Minerals Report as an exhibit to its Form SD and has made this report publicly available on our corporate website.

Steps to Mitigate Risk that Conflict Minerals in Our Products Finance or Benefit Armed Groups in the DRC Region

The Company has taken or intends to take the following steps to improve the information gathered in connection with its due diligence efforts and to mitigate the risk that the conflict minerals in our products finance or benefit armed groups in the DRC Region:

•                  Implement due diligence efforts with its direct suppliers to determine the facilities used to process the conflict minerals necessary for the functionality or production of our products and the country of origin of such conflict minerals, including following up with suppliers that are nonresponsive. We intend to continue to work with suppliers in an effort to obtain complete and accurate information.

•                  Enhance our supplier communication, training and escalation process to improve its due diligence data accuracy and completion.

•                  Develop additional policies and processes toward preventing the use of conflict minerals necessary for the functionality or production of our products that finance or benefit armed groups in the DRC Region, including consideration of whether to adopt a conflict minerals sourcing policy, whether to implement contractual provisions requiring that raw materials and components in our products are “conflict free,” and whether to transition to only “conflict-free” suppliers.

•                  Improve our risk management strategy to include procedures for additional outreach to suppliers, the suspension or termination of suppliers that do not comply with our sourcing policies, and the establishment of alternatives sources for raw materials and components that contain conflict minerals, if necessary.

•                  Leverage our participation in industry specific organizations to assist the Company in connection with its reasonable country of origin inquiry and encourage and influence our direct suppliers, other participants in its supply chain, and smelters and refiners to establish policies and a due diligence framework and management systems consistent with the OECD Guidance.

•                  Continue to communicate and report publicly on our supply chain due diligence process.